UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

eLong, Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Burke F. Norton

Expedia Asia Pacific – Alpha Limited

c/o Expedia, Inc.

333 108th Avenue, N.E.

Bellevue, Washington 98004

Telephone: (425) 679-3248

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Ante Vucic, Esq.

Wachtell, Lipton, Rosen and Katz

51 W. 52nd Street

New York, NY 10019

Telephone: (212) 403-1370

May 18, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Expedia Asia Pacific – Alpha Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 3,420,000 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 3,420,000 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,420,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS: Expedia, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 3,420,000 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 3,420,000 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,420,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Expedia, Inc I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 3,420,000 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 3,420,000 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,420,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS: Barry Diller I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCES OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares
	8	SHARED VOTING POWER: 3,420,000 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 3,420,000 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,420,000 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”) of eLong, Inc., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”), including Ordinary Shares represented by the American Depositary Shares of the Issuer (the “ADSs”), each representing two Ordinary Shares. The principal executive offices of the Issuer are located at Block B, Xingke Plaza, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.

ITEM 2.	Identity and Background

This Statement is being filed jointly by (i) Expedia Asia Pacific – Alpha Limited, an exempted limited liability company organized under the laws of the Cayman Islands (“Expedia Asia”); (ii) Expedia, Inc., a Washington corporation (“Expedia Washington”); (iii) Expedia, Inc., a Delaware corporation (“Expedia Delaware”) (collectively, “Expedia”); and (iv) Mr. Barry Diller, a citizen of the United States of America (“Diller”) (each a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the Ordinary Shares.

The principal address of Expedia Asia, Expedia Washington and Expedia Delaware is c/o Expedia, Inc., 333 108th Avenue, N.E., Bellevue, Washington 98004. The principal address of Diller is c/o IAC/InterActiveCorp, 555 West 18th Street, New York, New York 10011.

Expedia Asia is a wholly owned direct subsidiary of Expedia Washington and is principally engaged in the business of holding securities of the Issuer. Expedia Washington is a travel services company, operating through a diversified portfolio of domestic and international brands and businesses, and is the wholly owned direct subsidiary of Expedia Delaware. Expedia Delaware is principally engaged in the business of acting as the parent company of Expedia Washington. Diller is Chairman and Senior Executive of Expedia Delaware. Mr. Diller and Liberty Media Corporation are parties to a Stockholders Agreement (the “Expedia Stockholders Agreement”) relating to Expedia Delaware. Through his own holdings and the Expedia Stockholders Agreement, Diller generally has the ability to control the outcome of all matters submitted to a vote of Expedia Delaware’s stockholders (except with regard to certain specified matters).

The Reporting Persons have previously reported beneficial ownership over securities of the Issuer, together with certain other stockholders of the Issuer, in a statement on Schedule 13G dated February 14, 2005 (as amended, the “Former 13G Filing”). The Reporting Persons did not at the time of the filing of the Former 13G Filing own of record any Ordinary Shares, but were included as filing persons in the Former 13G Filing as a result of the existence of an Investors Agreement dated July 23, 2004 among certain shareholders of the Issuer including Expedia Asia (the “Investors Agreement”), in which the shareholders party thereto had agreed to vote any shares of capital stock of the Issuer held by them for the election of directors and other matters in the manner provided in the Investors Agreement, including for the election of directors designated by Expedia Asia. On May 18, 2010 the Investors Agreement was amended to eliminate such voting agreement. As a result, the Reporting Persons no longer have the shared power to direct the voting of the Issuer’s securities pursuant to the Investors Agreement and can no longer be deemed to be part of a group with respect to shared voting power under the Investors Agreement.

Neither the present filing nor anything contained herein shall be construed as an admission that (a) any Reporting Person constitutes a “person” for any purpose other than Section 13(d) of the Act, or (b) any combination of the Reporting Persons constitutes a “group” for any purpose. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Attached hereto as Appendix A is information concerning each executive officer and director of Expedia Delaware, Expedia Washington, and Expedia Asia which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

On May 18, 2010, Expedia Asia entered into a Stock Purchase Agreement (the “Tang Stock Purchase Agreement”) among itself, Purple Mountain Holding, Ltd. (“Purple Mountain”) and Yue (Justin) Tang (“Tang,” and collectively with Purple Mountain, the “Tang Seller Parties”), pursuant to which Expedia Asia acquired 2,400,000 Ordinary Shares in exchange for $7.00 per Ordinary Share in cash, subject to certain post-closing price adjustments. The Ordinary Shares acquired pursuant to the Tang Stock Purchase Agreement consisted of 1,372,570 Ordinary Shares and 1,027,430 Ordinary Shares represented by 513,715 ADSs. Simultaneously, Expedia Asia also entered into (i) a Securities Pledge Agreement (the “Pledge Agreement”) among itself and the Tang Seller Parties pursuant to which the Tang Seller Parties pledged their remaining equity interests in the Issuer as security for certain indemnification obligations under the Stock Purchase Agreement, and (ii) an Escrow Agreement, pursuant to which the Tang Seller Parties agreed to hold certain of the pledged equity interests and any proceeds therefrom in an escrow account to secure the obligations of the Tang Seller Parties under the Pledge Agreement. On May 28, 2010, Expedia Asia also entered into a Stock Purchase Agreement (the “Auriana Stock Purchase Agreement”) between itself and Lawrence Auriana, pursuant to which it acquired 500,000 ADSs representing 1,000,000 Ordinary Shares in exchange for $7.00 per Ordinary Share in cash, subject to certain post-closing price adjustments. Also on May 28, 2010, Expedia Asia entered into a Stock Purchase Agreement (the “Nordlicht/Scott Stock Purchase Agreement”) among itself, Ira S. Nordlicht and Helen S. Scott, pursuant to which it acquired 10,000 ADSs representing 20,000 Ordinary Shares in exchange for $7.00 per Ordinary Share in cash, subject to certain post-closing price adjustments. The source of funds used by Expedia Asia in making the above purchases was cash on hand.

ITEM 4.	Purpose of Transaction

The Ordinary Shares reported herein were acquired for the purpose of increasing the investment of Expedia in its subsidiary. The Reporting Persons retain the right, from time to time, to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. Depending on market conditions and other factors, the Reporting Persons may engage from time to time in open market purchases of the securities described herein, and may engage in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any plan or proposal which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, reserve the right to and may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.	Interest in Securities of the Issuer

As a result of the matters described in Item 3 and Item 6 of this Statement, it is possible that the Reporting Persons may collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, and as a result it is possible each Reporting Person may be deemed to beneficially own all shares of Ordinary Shares beneficially owned by each other Reporting Person. As of the date of this Statement, Expedia Asia beneficially owned 3,420,000 Ordinary Shares in the aggregate, consisting of 3,420,000 Ordinary Shares owned of record (which include 2,047,430 Ordinary Shares represented by 1,023,715 ADSs and 1,372,570 Ordinary Shares) (the “Subject Shares”). The Subject Shares represent approximately 16.9 % of the issued and outstanding Ordinary Shares of the Issuer (based on the number of 18,875,789 Ordinary Shares outstanding as of March 31, 2010, as disclosed in the Issuer’s Form 20-F filed on May 11, 2010 and adding the options exercised by Tang in connection with the Tang Stock Purchase Agreement. Each of the Reporting Persons hereby disclaims beneficial ownership of Ordinary Shares that may be deemed beneficially owned by any other Reporting Person. In addition, Expedia Asia is the record holder of an option to purchase 149,293 Ordinary Shares, of which none are currently exercisable or exercisable within the next 60 days.

In addition to its ownership of the Ordinary Shares, Expedia Asia is the record and beneficial owner of, and has sole voting and dispositive power with respect to, 28,550,704 High-Vote Ordinary Shares of the Issuer, each of which is entitled to 15 votes (the “High Vote Ordinary Shares”). Each Ordinary Share of the Issuer is entitled to one vote. The High Vote Ordinary Shares and the Ordinary Shares generally vote together as a single class on all matters submitted to a vote of the shareholders of the Issuer, including the election of the members of the Issuer’s board of directors. As a result, the 28,550,704 High-Vote Ordinary Shares, the Subject Shares represent approximately 97% of the voting power of all issued and outstanding shares of capital stock of the Issuer. The High-Vote Ordinary Shares are not reportable on this Statement pursuant to Sections 13(d) and (g) under the Act.

Other than as described in Item 3 above, no transactions in the Ordinary Shares were effected by the Reporting Persons during the preceding 60 days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information disclosed in Item 3 above is incorporated herein by reference. In addition, in connection with the Pledge Agreement, the Tang Seller Parties granted to Expedia Asia an irrevocable proxy to vote any issued shares of the share capital of the Issuer held by them at any meeting of shareholders of the Issuer. As of the date of this Statement, the Tang Seller Parties did not hold any issued shares of the share capital of the Issuer.

The description of the Tang Stock Purchase Agreement, the Pledge Agreement, the Escrow Agreement, the Auriana Stock Purchase Agreement, and the Nordlicht/Scott Stock Purchase Agreement is a summary and is qualified in its entirety by the terms of such agreements, copies of which are filed herewith as Exhibit 2, 3, 4, 5 and 6, respectively, to this Statement, and each of which is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated May 28, 2010 among the Reporting Persons

2	Stock Purchase Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited

3	Securities Pledge Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang and Expedia Asia Pacific – Alpha Limited

4	Securities Escrow Agreement dated as of May 18, 2010, among Purple Mountain Holding Ltd., Yue (Justin) Tang, Expedia Asia Pacific – Alpha Limited and CSC Trust Company of Delaware

5	Stock Purchase Agreement dated as of May 28, 2010, among Sandgrain Securities Inc., Lawrence Auriana and Expedia Asia Pacific – Alpha Limited

6	Stock Purchase Agreement dated as of May 28, 2010, among Ira S. Nordlicht, Helen S. Scott and Expedia Asia Pacific – Alpha Limited

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: May 28, 2010

EXPEDIA ASIA PACIFIC - ALPHA LIMITED

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Director

EXPEDIA, INC. (WASHINGTON)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

EXPEDIA, INC. (DELAWARE)

By:	/s/ BURKE F. NORTON
Name:	Burke F. Norton
Title:	Executive Vice President, General Counsel & Secretary

/s/ BARRY DILLER
BARRY DILLER

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o Expedia, Inc., 333 108th Avenue, N.E., Bellevue, Washington 98004. Each of the following individuals is a citizen of the United States of America, other than Mr. Tazón, who is a citizen of Spain.

Expedia Delaware

Directors: Barry Diller (Chairman), Dara Khosrowshahi, Victor A. Kaufman, A. George “Skip” Battle, Jonathan L. Dolgen, William R. Fitzgerald, Craig A. Jacobson, Peter M. Kern, John C. Malone and José A. Tazón.

Executive Officers: Barry Diller (Senior Executive), Dara Khosrowshahi (Chief Executive Officer), Victor A. Kaufman (Vice Chairman), Michael B. Adler (Chief Financial Officer), Dhiren R. Fonseca (Co-President, Partner Services Group), Gary M. Fritz (Co-President, Partner Services Group), Burke F. Norton (Executive Vice President, General Counsel and Secretary), Pierre V. Samec (Executive Vice President and Chief Technology Officer) and Patricia L. Zuccotti (Senior Vice President, Chief Accounting Officer and Controller).

Expedia Washington

Directors: Dara Khosrowshahi and Burke F. Norton.

Executive Officers: Dara Khosrowshahi (Chief Executive Officer), Michael B. Adler (Chief Financial Officer), Dhiren R. Fonseca (Co-President, Partner Services Group), Gary M. Fritz (Co-President, Partner Services Group), Burke F. Norton (Executive Vice President, General Counsel and Secretary), Pierre V. Samec (Executive Vice President and Chief Technology Officer) and Patricia L. Zuccotti (Senior Vice President, Chief Accounting Officer and Controller).

Expedia Asia

Directors: Michael B. Adler, Frances J. Erskine, Stuart S. Haas and Burke F. Norton.

Executive Officers: Burke F. Norton (Secretary).